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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC File Number 33-55254-447
                                                       CUSIP Number 891 549 10 7

(Check one)

[   ]  Form 10-K                [   ]  Form 10-Q               [   ]  Form 11-K

[   ]  Form 20-F                [ x ]  Form 10-QSB             [   ]  Form N-SAR


             For period ended: March 31, 2003
                               _________________________________________________

   [   ]  Transition Report on Form 10-K

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q

   [   ]  Transition Report on Form N-SAR

             For the Transition period ended:  _________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                               _______________________________


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================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Touchtunes Music Corporation

Former Name if Applicable:

Address of Principal Executive
Office (STREET AND NUMBER):                   1800 East Sahara, Suite 107
City, State and Zip Code:                     Las Vegas, Nevada 89104

                                     PART II
                             RULES 12b-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]        (c) the accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           Touchtunes Music Corporation (the "Company") is currently in negotiations with CDP Capital Communications ("CDP Communications") and CDP Capital Technologies ("CDP Technologies") to recapitalize the Company by converting all of the loans made by CDP
           Communications and CDP Technologies to the Company and the Company's Series B Preferred Stock, shares of which are entirely held by CDP Communications and CDP

                                       2

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           Technologies, into permanent capital stock, and the Company expects to enter into an agreement with respect to such recapitalization shortly. Such recapitalization is expected to have a significant effect on the Company's income for the fiscal quarter ended March 31, 2003. Accordingly, the Company's Quarterly Report on Form 10-QSB cannot be completed until after the Company, CDP Communications and CDP Technologies have entered into an agreement with respect to such recapitalization.


================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

        Matthew Carson                (514)                 762-6244 x128
        --------------              ----------            ------------------
            (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                 [ X ]  Yes                    [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [   ]  Yes                    [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                                       3

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                          Touchtunes Music Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                Date: May 15, 2003


                                                By: /s/ Matthew Carson
                                                   -----------------------------
                                                   Matthew Carson
                                                   Vice President Finance
                                                   and Chief Financial Officer

                                    ATTENTION

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